Retirement of Deputy President from Shinhan Financial Group

On October 1, 2007, Mr. Jae Woo Lee retired from his former post as Deputy President of Shinhan Financial Group and Outside Director of Shinhan Bank, following his new appointment as Chief Executive Officer of Shinhan Card.